Exhibit 99.2

Unaudited Interim Report

for the 6 month period ended

30 June 2011

Index

1.	Management report	3
1.1.	Selected financial figures	3
1.2.	Financial performance	5
1.3.	Liquidity position and capital resources	9
1.4.	Risks and uncertainties	11
1.5.	Events after the balance sheet date	13

2.	Statement of the Board of Directors	14

3.	Report of the statutory auditor	15

4.	Unaudited condensed consolidated interim financial statements	17
4.1.	Unaudited condensed consolidated interim income statement	17
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	17
4.3.	Unaudited condensed consolidated interim statement of financial position	18
4.4.	Unaudited condensed consolidated interim statement of changes in equity	19
4.5.	Unaudited condensed consolidated interim statement of cash flows	20
4.6.	Notes to the unaudited condensed consolidated interim financial statements	21

5.	Glossary	45

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2010 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2011.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and our operating expenses, as well as our key cash flow figures.

For the six-month period ended 30 June Million US dollar	2011	%	2010	%
Revenue[1]	18 955	100.0	17 501	100.0
Cost of sales	(8 231)	43.4	(7 830)	44.7

Gross profit	10 724	56.6	9 671	55.3
Distribution expenses	(1 620)	8.6	(1 375)	7.9
Sales and marketing expenses	(2 540)	13.4	(2 300)	13.1
Administrative expenses	(990)	5.2	(994)	5.7
Other operating income/(expenses)	239	1.3	208	1.2

Normalized profit from operations (Normalized EBIT)	5 813	30.7	5 210	29.8
Non-recurring items	(104)	0.6	(182)	1.1

Profit from operations (EBIT)	5 709	30.1	5 028	28.7

Depreciation, amortization and impairment	1 375	7.3	1 295	7.4
Normalized EBITDA	7 155	37.7	6 440	36.8
EBITDA	7 084	37.4	6 323	36.1

Normalized profit attributable to equity holders of AB InBev	2 758	14.6	2 331	13.3
Profit attributable to equity holders of AB InBev	2 414	12.7	1 624	9.3

For the six-month period ended 30 June Million US dollar	2011	2010
Operating activities
Profit	3 386	2 345
Interest, taxes and non-cash items included in profit	3 874	4 381

Cash flow from operating activities before changes in working capital and use of provisions	7 260	6 726

Change in working capital	(564)	(573)
Pension contributions and use of provisions	(393)	(287)
Interest and taxes (paid)/received	(2 162)	(2 101)
Dividends received	402	368

Cash flow from operating activities	4 543	4 133

Investing activities
Net capex	(1 508)	(692)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(261)	21
Net proceeds from sale/(acquisitions) of investment in short term debt securities	335	—
Other	(35)	36

Cash flow from investing activities	(1 469)	(635)

Financing activities
Dividends paid	(2 237)	(1 031)
Net (payments) on/proceeds from borrowings	(548)	(1 340)
Net proceeds from the issue of share capital	128	34
Other (including net finance cost other than interest)	(553)	(264)

Cash flow from financing activities	(3 210)	(2 601)

Net increase/(decrease) in cash and cash equivalents	(136)	897

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers.

1.2.	Financial performance

Both from an accounting and managerial perspective, AB InBev is organized along seven business zones. The Export and Packaging businesses are reported in the Global Export and Holding Companies segment.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2011 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes (thousand hectoliters)	192 443	279	—	(31)	192 691	0.0%
Revenue	17 501	(57)	709	803	18 955	4.6%
Cost of sales	(7 830)	36	(240)	(198)	(8 231)	(2.6)%
Gross profit	9 671	(20)	469	605	10 724	6.2%
Distribution expenses	(1 375)	4	(85)	(164)	(1 620)	(12.0)%
Sales & marketing expenses	(2 300)	(40)	(100)	(101)	(2 540)	(4.3)%
Administrative expenses	(994)	4	(42)	43	(990)	4.3%
Other operating income/(expenses)	208	(4)	18	17	239	8.4%
Normalized EBIT	5 210	(56)	259	399	5 813	7.7%
Normalized EBITDA	6 440	8	304	403	7 155	6.3%
Normalized EBITDA margin	36.8%				37.7%	58	bp

In the first six months of 2011 AB InBev delivered EBITDA growth of 6.3%, while its EBITDA margin increased 58 bp, reaching 37.7%.

Consolidated volumes were flat, with own beer volumes increasing 0.3% and non-beer volumes decreasing 0.3%. AB InBev’s Focus Brands volumes grew 1.4%. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 4.6% to 18 955m US dollar, with revenue per hl increasing 4.7%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl), organic revenue growth per hl improved 5.6%.

Consolidated Cost of Sales (CoS) increased 2.6%, or 2.2% per hl. On a constant geographic basis, CoS per hl increased 3.1%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the Global Export business are shown separately. The pro-rata stake of volumes in Modelo is not included in the reported volumes.

Thousand hectoliters	2010	Scope	Organic growth	2011	Organic growth %
North America	65 180	(168)	(1 550)	63 462	(2.4)%
Latin America North	56 364	(362)	(379)	55 623	(0.7)%
Latin America South	15 965	—	329	16 294	2.1%
Western Europe	15 746	—	(369)	15 377	(2.3)%
Central and Eastern Europe	12 633	—	6	12 639	0.1%
Asia Pacific	23 244	764	1 902	25 909	8.2%
Global Export and Holding Companies	3 311	46	30	3 387	0.9%

AB InBev Worldwide	192 443	279	(31)	192 691	0.0%

North America Total volumes decreased 2.4%. In the United States, shipment volumes declined 2.5% and domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 2.9%, as industry volumes were impacted by poor weather and high gas prices. Market share in the United States slightly declined as compared to last year. Bud Light, Michelob Ultra and Stella Artois all grew share and Budweiser continued to show good signs of stabilization with share declines decelerating and brand health indicators improving. But, as anticipated, sub-premium lost market share following the decision to start to close the price gap between sub-premium and premium brands in the fourth quarter of 2010.

In Canada, beer volumes fell 3.2% partly attributable to the benefit of the Winter Olympics in 1Q10. Budweiser continues to consolidate its position as the country’s favorite brand, gaining share in the first half of 2011.

Latin America North Total volumes decreased 0.7%, as beer volumes declined 0.6% and soft drinks fell 0.8%. In Brazil, beer volumes decreased 1.1%. This decline reflects difficult comparables, with beer volumes growing 14.9% in 2010 helped by the FIFA World Cup. Low growth in real disposable income is also impacting volumes in 2011. As expected, market share declined following the price increase in the fourth quarter of 2010, and the additional increase following the federal excise tax adjustment in April 2011. However, market share has been growing sequentially since February 2011 as a result of strong consumer preference for the brands, continued investment and disciplined sales execution. Market share reached an average level in the half year of 68.6%, which compares very favorably with historic levels subsequent to price increases, and reached 69.3% in the month of June 2011.

Latin America South Total volumes increased 2.1%, with beer volumes increasing 3.8%, and non-beer volumes declining by 0.7%. In Argentina, beer volumes rose 4.8%. Strong communication and market execution continues to drive results for the Quilmes brand, while the premium segment continues to grow, with Stella Artois expanding its leadership in this segment. Quilmes Lieber, a non-alcoholic line extension was launched in Argentina in the second quarter of 2011.

Western Europe Own beer volumes grew 0.1%, with total volumes down 2.3% following the termination of legacy commercial product contracts in the United Kingdom in March 2011 with immaterial impact at the EBITDA level. In Belgium, own beer volumes grew 5.0% on the back of good weather and positive industry dynamics. Market share was maintained with Focus Brands growth in the off-trade behind strong commercial activities and innovations launched in the first half of 2011: Jupiler Force, Leffe Ruby, Leffe Printemps and Hoegaarden 0,0. In Germany, own beer volumes increased 6.1%. Growth was due to a strong performance from Focus Brands Beck’s and Hasseröder, the successful launch of the Beck’s Lime and Beck’s Blackcurrant line extensions, good weather, the relisting of products by a major retail customer and market share gains. In the United Kingdom, own beer volumes, excluding cider, decreased 10.4% versus a tough comparable of 11.4% growth last year driven by the FIFA World Cup. The successful launch of Stella Artois Cidre in April 2011 has already established a 16% share of the off-trade premium cider segment in its first 12 weeks, according to AC Nielsen data.

Central and Eastern Europe Volumes grew 0.1%. In Russia, volumes fell 2.3%, due to a soft industry as well as market share loss. The market share loss was driven by the value segment due to increased promotional activity and product innovation. Although market share by volume decreased slightly, the market share by value improved as a consequence of our premiumization strategy. In Ukraine, beer volumes grew 3.6% following new digital media campaigns, the launch of an on-trade customer loyalty program and the continuing good performance of the Chernigivske Pub Lager line extension.

Asia Pacific Volumes grew 8.2%. In China, volumes grew 7.9%. Focus Brands, which represent almost 70% of volumes, grew by 15.2% in the first six months of 2011, with all three Focus Brands, Budweiser, Harbin and Sedrin, growing by double digits in the second quarter of 2011.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2011 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	192 443	279	—	(31)	192 691	0.0%
Revenue	17 501	(57)	709	803	18 955	4.6%
Cost of sales	(7 830)	36	(240)	(198)	(8 231)	(2.6)%
Gross profit	9 671	(20)	469	605	10 724	6.2%
Distribution expenses	(1 375)	4	(85)	(164)	(1 620)	(12.0)%
Sales & marketing expenses	(2 300)	(40)	(100)	(101)	(2 540)	(4.3)%
Administrative expenses	(994)	4	(42)	43	(990)	4.3%
Other operating income/(expenses)	208	(4)	18	17	239	8.4%
Normalized EBIT	5 210	(56)	259	399	5 813	7.7%
Normalized EBITDA	6 440	8	304	403	7 155	6.3%
Normalized EBITDA margin	36.8%				37.7%	58	bp

NORTH AMERICA	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	65 180	(168)	—	(1 550)	63 462	(2.4)%
Revenue	7 662	(74)	54	64	7 706	0.9%
Cost of sales	(3 535)	74	(14)	55	(3 419)	1.6%
Gross profit	4 127	(1)	40	120	4 287	2.9%
Distribution expenses	(387)	(5)	(10)	3	(399)	0.9%
Sales & marketing expenses	(774)	—	(7)	(52)	(834)	(6.8)%
Administrative expenses	(285)	—	(2)	19	(268)	6.7%
Other operating income/(expenses)	27	—	—	(9)	19	(31.7)%
Normalized EBIT	2 709	(7)	21	81	2 805	3.0%
Normalized EBITDA	3 155	(8)	24	62	3 233	2.0%
Normalized EBITDA margin	41.2%				42.0%	46	bp

LATIN AMERICA NORTH	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	56 364	(362)	—	(379)	55 623	(0.7)%
Revenue	4 544	(40)	496	343	5 343	7.6%
Cost of sales	(1 493)	(34)	(157)	(110)	(1 795)	(7.5)%
Gross profit	3 051	(74)	339	233	3 548	7.7%
Distribution expenses	(506)	11	(57)	(83)	(636)	(16.8)%
Sales & marketing expenses	(575)	3	(56)	(7)	(635)	(1.3)%
Administrative expenses	(267)	5	(22)	44	(239)	16.9%
Other operating income/(expenses)	118	—	17	46	181	39.4%
Normalized EBIT	1 820	(55)	221	233	2 219	12.7%
Normalized EBITDA	2 075	9	245	227	2 556	10.9%
Normalized EBITDA margin	45.7%				47.8%	141	bp

LATIN AMERICA SOUTH	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	15 965	—	—	329	16 294	2.1%
Revenue	980	—	(3)	238	1 215	24.3%
Cost of sales	(384)	—	2	(95)	(476)	(24.7)%
Gross profit	596	—	—	143	739	24.0%
Distribution expenses	(79)	—	1	(26)	(104)	(32.3)%
Sales & marketing expenses	(107)	—	—	(24)	(131)	(22.1)%
Administrative expenses	(32)	—	—	(6)	(39)	(19.9)%
Other operating income/(expenses)	(3)	—	—	(2)	(4)	(63.4)%
Normalized EBIT	375	—	—	86	461	22.8%
Normalized EBITDA	451	—	—	93	545	20.7%
Normalized EBITDA margin	46.1%				44.9%	(132	) bp

WESTERN EUROPE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	15 746	—	—	(369)	15 377	(2.3)%
Revenue	1 976	—	98	(79)	1 996	(4.0)%
Cost of sales	(922)	—	(42)	111	(854)	12.0%
Gross profit	1 054	—	57	32	1 142	3.0%
Distribution expenses	(200)	—	(10)	(2)	(213)	(1.2)%
Sales & marketing expenses	(367)	—	(19)	—	(386)	—
Administrative expenses	(147)	—	(8)	3	(151)	2.2%
Other operating income/(expenses)	25	—	—	(13)	12	(52.6)%
Normalized EBIT	365	—	19	20	404	5.5%
Normalized EBITDA	539	—	28	21	588	3.8%
Normalized EBITDA margin	27.3%				29.5%	222	bp

CENTRAL AND EASTERN EUROPE	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	12 633	—	—	6	12 639	0.1%
Revenue	749	—	18	76	843	10.2%
Cost of sales	(412)	—	(9)	(50)	(471)	(12.2)%
Gross profit	337	—	9	26	372	7.7%
Distribution expenses	(87)	—	(3)	(26)	(116)	(29.3)%
Sales & marketing expenses	(169)	—	(5)	(31)	(206)	(18.3)%
Administrative expenses	(50)	—	(2)	2	(50)	3.7%
Other operating income/(expenses)	2	—	—	(2)	—	(105.8)%
Normalized EBIT	31	—	(1)	(30)	—	(97.1)%
Normalized EBITDA	129	—	1	(31)	99	(23.8)%
Normalized EBITDA margin	17.2%				11.7%	(530	) bp

ASIA PACIFIC	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	23 244	764	—	1 902	25 909	8.2%
Revenue	825	60	40	141	1 067	16.3%
Cost of sales	(468)	(14)	(24)	(103)	(609)	(22.0)%
Gross profit	358	46	17	38	458	9.6%
Distribution expenses	(62)	(1)	(3)	(17)	(84)	(27.8)%
Sales & marketing expenses	(222)	(43)	(9)	17	(256)	6.6%
Administrative expenses	(69)	(1)	(4)	(24)	(97)	(34.6)%
Other operating income/(expenses)	11	—	—	(2)	9	(14.4)%
Normalized EBIT	16	—	1	13	30	80.5%
Normalized EBITDA	114	2	6	29	151	25.5%
Normalized EBITDA margin	13.8%				14.2%	105	bp

GLOBAL EXPORT AND HOLDING COMPANIES	2010	Scope	Currency translation	Organic growth	2011	Organic growth %
Volumes	3 311	46	—	30	3 387	0.9%
Revenue	764	(3)	6	19	786	2.5%
Cost of sales	(616)	12	2	(6)	(608)	(0.9)%
Gross profit	149	9	8	13	179	8.4%
Distribution expenses	(53)	—	(2)	(14)	(69)	(25.6)%
Sales & marketing expenses	(86)	—	(3)	(4)	(92)	(4.6)%
Administrative expenses	(144)	—	(5)	4	(145)	3.1%
Other operating income/(expenses)	28	(4)	1	(3)	22	(11.5)%
Normalized EBIT	(106)	6	(2)	(3)	(105)	(2.6)%
Normalized EBITDA	(23)	4	—	2	(17)	9.2%

REVENUE

Consolidated revenue improved 4.6% to 18 955m US dollar, or 4.7% per hl. On a constant geographic basis (i.e. eliminating the impact of faster volume growth in countries with lower revenue per hl), revenue growth per hl improved 5.6%.

COST OF SALES

Cost of Sales (CoS) increased 2.6% and 2.2% per hl. On a constant geographic basis, CoS per hl increased 3.1%.

OPERATING EXPENSES

Operating expenses increased 4.6% organically in the first six months of 2011:

•

Distribution expenses increased 12.0%, driven by higher transportation costs in Brazil due to geographic expansion and a higher mix of direct distribution, higher labor costs in Latin America South and higher transport tariffs in Russia and Ukraine.

•

Sales and marketing expenses increased 4.3%, as greater brand investments in North America more than offset savings in Latin America North and Asia Pacific, where comparables were impacted by spend related to last year’s FIFA World Cup sponsorship and the timing of other commercial activities.

•	Administrative expenses decreased 4.3%, with continued fixed cost savings, lower accruals for variable compensation and the timing of certain expenses.

•	Other operating income/expenses amounted to 239m US dollar compared to 208m US dollar last year.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA grew 11.1% in nominal terms and 6.3% organically to 7 155m US dollar with a margin of 37.7%, an organic improvement of 58 bp.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from Profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2011	2010
Profit attributable to equity holders of AB InBev		2 414	1 624
Non-controlling interest		972	721
Profit		3 386	2 345
Income tax expense	9	796	825
Share of result of associates	13	(262)	(233)
Non-recurring net finance cost	8	363	672
Net finance cost	8	1 426	1 419
Non-recurring items above EBIT (including non-recurring impairment)	7	104	182
Normalized EBIT		5 813	5 210
Depreciation, amortization and impairment		1 342	1 230
Normalized EBITDA		7 155	6 440

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2011 and 30 June 2010:

	2011	2010
US dollar	39.2%	42.2%
Brazilian real	27.4%	25.0%
Euro	8.2%	8.0%
Chinese yuan	5.5%	4.7%
Canadian dollar	5.4%	5.8%
Argentinean peso	3.9%	3.3%
Russian ruble	3.2%	3.1%
Other	7.2%	7.9%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 30 June 2011 and 30 June 2010:

	2011	2010
US dollar	40.6%	43.2%
Brazilian real	36.0%	32.6%
Euro	6.0%	5.7%
Canadian dollar	5.6%	5.9%
Argentinean peso	4.1%	3.5%
Chinese yuan	2.1%	1.8%
Russian ruble	0.7%	0.9%
Other	4.9%	6.4%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 2 758m US dollar (normalized EPS 1.73 US dollar) in the first six months of 2011, compared to 2 331m US dollar (normalized EPS 1.46 US dollar) in the first six months of 2010 (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the first six months of 2011 was 2 414m US dollar, compared to 1 624m US dollar for the first six months of 2010 and includes the following impacts:

•

Net finance costs (excluding non-recurring net finance costs): 1 426m US dollar in the first half of 2011 compares to 1 419m US dollar in the first half of 2010. Net interest expenses decreased from 1 385m US dollar in the first half of 2010 to 1 276m US dollar in the first half of 2011 mainly as the result of reduced net debt levels. Other financial results of (56)m US dollar in the first half of 2011 are primarily due to the payment of bank fees and taxes on financial transactions in the normal course of business. In the first half of 2010 other financial results were positively impacted by foreign exchange gains;

•

Non-recurring net finance costs: 363m US dollar in the first half of 2011 consisted of incremental accretion expenses of 12m US dollar and a one-time mark-to-market adjustment of 156m US dollar, as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities are no longer effective as a result of the repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period 2011 and 2014. Additionally, we incurred 195m US dollar non-recurring finance costs as a result of the early redemption of certain outstanding notes, mostly due to the fact that the redemption price of these notes differed from their amortized cost;

•	Share of result of associates: 262m US dollar in first six months of 2011 compared to 233m US dollar in first six months of 2010, attributed to the result of Grupo Modelo in Mexico;

•

Income tax expense: 796m US dollar with an effective tax rate of 20.3% for the first six months of 2011 compares with 825m US dollar with an effective tax rate of 28.1% in the first six months of 2010. The effective tax rate decreased in the first six months of 2011 compared to the first six months of 2010 primarily due to shifts of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well favorable outcomes on tax claims. Additionally, the effective tax rate for the first six months of 2010 was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing of the 2008 senior facilities. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. Excluding the effect of non-recurring items, the normalized effective tax rate was 20.9% in the first six months of 2011 versus 25.3% in the first six months of 2010;

•

Profit attributable to non-controlling interest: was 972m US dollar in the first six months of 2011, an increase from 721m US dollar in the first six months of 2010 as a result of the strong performance of AmBev and currency translation effects.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2011	2010
Cash flow from operating activities	4 543	4 133
Cash flow from investing activities	(1 469)	(635)
Cash flow from financing activities	(3 210)	(2 601)

Net increase/(decrease) in cash and cash equivalents	(136)	897

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2011	2010
Profit	3 386	2 345
Interest, taxes and non-cash items included in profit	3 874	4 381

Cash flow from operating activities before changes in working capital and use of provisions	7 260	6 726

Change in working capital	(564)	(573)
Pension contributions and use of provisions	(393)	(287)
Interest and taxes (paid)/received	(2 162)	(2 101)
Dividends received	402	368

Cash flow from operating activities	4 543	4 133

AB InBev’s cash flow from operating activities reached 4 543m US dollar in the first half of 2011 compared to 4 133m US dollar in the first half of 2010. The increase mainly results from higher profit generated in the first half of 2011.

Changes in working capital in the first half of 2010 and 2011 reflect higher working capital levels compared to year-end levels partly due to seasonality. AB InBev devotes substantial efforts to the efficient use of its working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables).

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2011	2010
Net capex	(1 508)	(692)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(261)	21
Net proceeds from sale/(acquisitions) of investment in short term debt securities	335	—
Other	(35)	36

Cash flow from investing activities	(1 469)	(635)

Net cash used in investing activities was 1 469m US dollar in the first half of 2011 as compared to 635m US dollar in the first half of 2010. The movement is mainly explained by higher capital expenditures and the acquisitions of Fulton Street Brewery LLC (Goose Island) in the United States and the businesses of Liaoning Dalian Daxue Brewery Co. Ltd and Henan Weixue Beer Group Co. Ltd in China. Further details on acquisitions and disposals of subsidiaries are disclosed respectively in Note 6 Acquisitions and disposals of subsidiaries and in Note 11 Goodwill.

During the first half of 2011, the company divested 335m US dollar Brazilian real denominated government debt securities in which it invested in 2010 in order to facilitate liquidity and capital preservation. These investments are of highly liquid nature.

AB InBev’s net capital expenditures amounted to 1 508m US dollar in the first half of 2011 and 692m US dollar in the first half of 2010. The increase was primarily related to investments in capacity expansion in Brazil and China in order to meet demand in these growth markets, and the timing of these investments. Out of the total capital expenditures of 2011 approximately 62% was used to improve the company’s production facilities while 32% was used for logistics and commercial investments. Approximately 6% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2011	2010
Dividends paid	(2 237)	(1 031)
Net (payments) on/proceeds from borrowings	(548)	(1 340)
Net proceeds from the issue of share capital	128	34
Other (including net finance cost other than interest)	(553)	(264)

Cash flow from financing activities	(3 210)	(2 601)

The cash outflow from AB InBev’s financing activities amounted to 3 210m US dollar in the first half of 2011, as compared to a cash outflow of 2 601m US dollar in the comparative period of last year. The first half of 2011 cash flow from financing activities reflects higher dividend pay outs as compared to 2010, net repayments from borrowings as well as settlements of derivatives not part of a hedging relationship.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2011 amounted to 4 791m US dollar. As of 30 June 2011, the company had an aggregate of 7 464m US dollar available under committed long-term credit facilities. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 40 142m US dollar as of 30 June 2011, from 39 704m US dollar as of 31 December 2010.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and AmBev (2 237m US dollar); the payment of interest and taxes (2 162m US dollar); and the impact of changes in foreign exchange rates (908m US dollar increase of net debt).

The seasonality of our business should result in stronger cash flow generation in the second half of the year compared to the first half. This should impact the timing of debt pay down and therefore the level of interest expense. Approximately 37% of the company’s debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the US dollar in relation to these currencies in recent months negatively impacted the absolute level of our debt and therefore our interest expense, although the movements in exchange rates have a positive effect on reported EBITDA.

Net debt to normalized EBITDA as of 30 June 2011 was 2.75 for the 12-month period ending 30 June 2011 (July 2010 – June 2011), as compared to 2.86 for the 12-month period ending 31 December 2010.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2011 was 36 754m US dollar, compared to 35 259m US dollar as at 31 December 2010. The combined effect of the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the pound sterling, the Russian ruble and the Mexican peso and the weakening of mainly the closing rates of the Argentinean peso and the Ukrainian hryvnia, resulted in a foreign exchange translation adjustment of 529m US dollar. Further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 18 Risks arising from financial instruments.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities and energy could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. To the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share, any of which could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations. Also, public concern about beer and soft drink consumption (e.g. concerns over alcoholism, under age drinking or obesity) and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could have a material adverse effect on AB InBev’s business.

Negative publicity regarding AB InBev’s products and brands (e.g. because of concerns over alcoholism, under age drinking or obesity) or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to lower-taxed categories of beverages. Furthermore, AB InBev may be subject to changes in tax benefit programs as a result of changes in law or the interpretation of the tax rules by the authorities or other instances. An increase in beer excise taxes or other taxes or a change in tax benefit programs could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness in connection with the Anheuser-Busch acquisition. AB InBev financed the Anheuser-Busch acquisition in part with fully committed credit facilities. Although AB InBev repaid the debt incurred under the bridge facility and it refinanced the debt incurred under the 2008 senior acquisition facilities, AB InBev will still have an increased level of debt after the acquisition, which could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions could increase costs beyond what is currently anticipated and these costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid in the first years after the closing of the Anheuser-Busch acquisition, and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to reduce the leverage of AB InBev. Further, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed could adversely impact its business, results of operations and financial condition.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long-term. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay its substantially increased debt resulting from the Anheuser-Busch acquisition and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiency could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. Such transactions involve a number of risks and may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

After the completion of the transaction, if the integration of businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev's results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of claims purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

Information technology failures or interruptions could disrupt AB InBev’s operations and could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic and financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 19 Contingencies of the unaudited condensed consolidated interim financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2010 consolidated financial statements and Note 18 of the 2011 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 21 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev NV/SA certifies, on behalf and for the account of the company, that, to the best of their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.	Report of the statutory auditor

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of June 30, 2011 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with both International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing or with the standards of the Public Company Accounting Oversight Board (United States) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PwC Bedrijfsrevisoren cvba, burgerlijke vennootschap met handelsvorm – PwC Reviseurs d’Entreprises scrl, société civile à forme commercials – Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal, 18, B-1932 Sint-Stevens-Woluwe T: +32 (0)2 710 4211, F:+32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel – RPM Bruxelles / ING BE43 3101 3811 9501 – BIC BBRUBEBB / RBS BE89 7205 4043 3185 – BIC ABNABEBR

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Sint-Stevens-Woluwe,

August 8, 2011

Statutory auditor

PwC Bedrijfsrevisoren bcvba

Represented by

/s/ Yves Vandenplas

Yves Vandenplas

Bedrijfsrevisor

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2011	2010
Revenue		18 955	17 501
Cost of sales		(8 231)	(7 830)

Gross profit		10 724	9 671

Distribution expenses		(1 620)	(1 375)
Sales and marketing expenses		(2 540)	(2 300)
Administrative expenses		(990)	(994)
Other operating income/(expenses)		239	208

Profit from operations before non-recurring items		5 813	5 210

Restructuring (including impairment losses)	7	(156)	(181)
Business and asset disposal (including impairment losses)	7	55	(1)
Acquisition costs business combinations	7	(3)	—

Profit from operations		5 709	5 028

Finance cost	8	(1 638)	(1 701)
Finance income	8	212	282
Non-recurring net finance cost	8	(363)	(672)

Net finance cost		(1 789)	(2 091)

Share of result of associates	13	262	233

Profit before tax		4 182	3 170

Income tax expense	9	(796)	(825)

Profit		3 386	2 345

Attributable to:
Equity holders of AB InBev		2 414	1 624
Non-controlling interest		972	721

Basic earnings per share	15	1.51	1.02
Diluted earnings per share	15	1.50	1.01

Basic earnings per share before non-recurring items[1]	15	1.73	1.46
Diluted earnings per share before non-recurring items[1]	15	1.71	1.45

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2011	2010
Profit	3 386	2 345

Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	251	99
Cash flow hedges
Recognized in equity	50	40
Removed from equity and included in profit or loss	86	172
Removed from equity and included in the initial cost of inventories	(1)	2
Actuarial gains/(losses)	(34)	(13)
Share of other comprehensive income of associates	364	139

Other comprehensive income, net of tax	716	439

Total comprehensive income	4 102	2 784

Attributable to:
Equity holders of AB InBev	3 089	2 169
Non-controlling interest	1 013	615

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 15 Changes in equity and earnings per share for more details.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2011	31 December 2010
ASSETS
Non-current assets
Property, plant and equipment	10	16 615	15 893
Goodwill	11	53 778	52 498
Intangible assets	12	23 634	23 359
Investments in associates	13	7 553	7 295
Investment securities		248	243
Deferred tax assets		852	744
Employee benefits		16	13
Trade and other receivables		1 137	1 700

		103 833	101 745

Current assets
Investment securities	14	362	641
Inventories		2 724	2 409
Income tax receivable		258	366
Trade and other receivables		5 407	4 638
Cash and cash equivalents	14	4 465	4 511
Assets held for sale		2	32

		13 218	12 597

Total assets		117 051	114 342

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 733	1 733
Share premium		17 546	17 535
Reserves		3 095	2 335
Retained earnings		14 380	13 656

Equity attributable to equity holders of AB InBev		36 754	35 259

Non-controlling interest		3 898	3 540

		40 652	38 799

Non-current liabilities
Interest-bearing loans and borrowings	16	41 786	41 961
Employee benefits		2 599	2 746
Deferred tax liabilities		11 732	11 909
Trade and other payables		1 805	2 295
Provisions		938	912

		58 860	59 823

Current liabilities
Bank overdrafts	14	36	14
Interest-bearing loans and borrowings	16	3 644	2 919
Income tax payable		614	478
Trade and other payables		12 937	12 071
Provisions		308	238

		17 539	15 720

Total equity and liabilities		117 051	114 342

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2010	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	—	1 624	1 624	721	2 345
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	198	—	—	—	—	198	(99)	99
Cash flow hedges	—	—	—	—	—	221	—	—	—	221	(7)	214
Actuarial gains/(losses)	—	—	—	—	—	—	(13)	—	—	(13)	—	(13)
Share of other comprehensive income of associates	—	—	—	—	139	—	—	—	—	139	—	139
Total comprehensive income	—	—	—	—	337	221	(13)	—	1 624	2 169	615	2 784
Shares issued	—	10	—	—	—	—	—	—	—	10	—	10
Dividends	—	—	—	—	—	—	—	—	(844)	(844)	(248)	(1 092)
Treasury shares	—	—	60	—	—	—	—	15	—	75	4	79
Share-based payments	—	—	—	39	—	—	—	—	—	39	4	43
Scope and other changes	—	—	—	—	—	—	—	—	18	18	19	37

As per 30 June 2010	1 732	17 525	(599)	307	3 580	(831)	(560)	(615)	11 246	31 785	3 247	35 032

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2011	1 733	17 535	(588)	379	4 182	(306)	(687)	(645)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	—	2 414	2 414	972	3 386
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	165	—	—	—	—	165	86	251
Cash flow hedges	—	—	—	—	—	172	—	—	—	172	(37)	135
Actuarial gains/(losses)	—	—	—	—	—	—	(26)	—	—	(26)	(8)	(34)
Share of other comprehensive income of associates	—	—	—	—	364	—	—	—	—	364	—	364
Total comprehensive income	—	—	—	—	529	172	(26)	—	2 414	3 089	1 013	4 102
Shares issued	—	11	—	—	—	—	—	—	—	11	—	11
Dividends	—	—	—	—	—	—	—	—	(1 689)	(1 689)	(699)	(2 388)
Treasury shares	—	—	26	—	—	—	—	(7)	—	19	(3)	16
Share-based payments	—	—	—	66	—	—	—	—	—	66	6	72
Scope and other changes	—	—	—	—	—	—	—	—	(1)	(1)	41	40

As per 30 June 2011	1 733	17 546	(562)	445	4 711	(134)	(713)	(652)	14 380	36 754	3 898	40 652

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2011	2010
OPERATING ACTIVITIES
Profit		3 386	2 345
Depreciation, amortization and impairment		1 375	1 295
Impairment losses on receivables, inventories and other assets		14	55
Additions/(reversals) in provisions and employee benefits		211	306
Non-recurring net finance cost	8	363	672
Net finance cost	8	1 426	1 419
Loss/(gain) on sale of property, plant and equipment and intangible assets		(12)	(29)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		—	(50)
Equity-settled share-based payment expense	17	98	71
Income tax expense	9	796	825
Other non-cash items included in the profit		(135)	50
Share of result of associates	13	(262)	(233)

Cash flow from operating activities before changes in working capital and use of provisions		7 260	6 726

Decrease/(increase) in trade and other receivables		(164)	(611)
Decrease/(increase) in inventories		(220)	(89)
Increase/(decrease) in trade and other payables		(180)	127
Pension contributions and use of provisions		(393)	(287)

Cash generated from operations		6 303	5 866

Interest paid		(1 495)	(1 400)
Interest received		97	100
Dividends received		402	368
Income tax paid		(764)	(801)

CASH FLOW FROM OPERATING ACTIVITIES		4 543	4 133

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		37	69
Proceeds from sale of assets held for sale		2	18
Sale of subsidiaries, net of cash disposed of	6	—	31
Acquisition of subsidiaries, net of cash acquired	6	(261)	(10)
Purchase and sale of non-controlling interest	15	(5)	(1)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 545)	(761)
Net proceeds from sale/(acquisition) of investment in short term debt securities		335	—
Net proceeds from sale/(acquisition) of other assets		(35)	15
Net repayments/(payments) of loans granted		3	4

CASH FLOW FROM INVESTING ACTIVITIES		(1 469)	(635)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	128	34
Proceeds from borrowings		9 578	19 802
Payments on borrowings		(10 126)	(21 142)
Cash net finance costs other than interests		(553)	(264)
Dividends paid		(2 237)	(1 031)

CASH FLOW FROM FINANCING ACTIVITIES		(3 210)	(2 601)

Net increase/(decrease) in cash and cash equivalents		(136)	897

Cash and cash equivalents less bank overdrafts at beginning of year		4 497	3 661
Effect of exchange rate fluctuations		68	106

Cash and cash equivalents less bank overdrafts at end of period	14	4 429	4 664

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-recurring items	7

Finance cost and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible assets	12

Investment in associates	13

Cash and cash equivalents and investments in debt securities	14

Changes in equity and earnings per share	15

Interest-bearing loans and borrowings	16

Share-based payments	17

Risks arising from financial instruments	18

Contingencies	19

Related parties	20

Events after the balance sheet date	21

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

The unaudited condensed consolidated interim financial statements of the company for the period ended 30 June 2011 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2011 and for the six months ended 30 June 2011 and 30 June 2010 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 8 August 2011.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2010. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2011.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2010, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2011, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations from December 2009 until October 2010, when the Venezuelan operations were deconsolidated, following the transaction between AmBev and Cerveceria Regional S.A. The impact of hyperinflation accounting is not material to the company’s financial results or financial position.

Effective 1 January 2010, one of AB InBev’s holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing Rate			Average Rate
1 US dollar equals:	30 June 2011	31 December 2010	30 June 2010	30 June 2011	30 June 2010
Argentinean peso	4.111001	3.975791	3.931807	4.030385	3.901437
Brazilian real	1.561099	1.666201	1.801499	1.632683	1.804376
Canadian dollar	0.965267	0.997006	1.050445	0.974538	1.028937
Chinese yuan	6.463436	6.602304	6.781419	6.540238	6.815099
Euro	0.691898	0.748391	0.814930	0.706712	0.744168
Pound sterling	0.624472	0.644177	0.666164	0.616992	0.650609
Russian ruble	28.075718	30.184359	31.119639	28.464314	29.451005
Ukrainian hryvnia	7.972277	7.912866	7.859974	7.936214	7.850701

(C)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the six-month period ended 30 June 2011, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

Standards related to the consolidation of the financial statements:

•	IFRS 10 Consolidated Financial Statements, which replaces IAS 27 and SIC-12;

•	IFRS 11 Joint Arrangements;

•	IFRS 12 Disclosure of Interests in Other Entities;

•	IAS 27 (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements;

•	IAS 28 (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

Other Standards:

•	IFRS 9 Financial Instruments;

•	IFRS 13 Fair Value Measurement;

•	IAS 19 Revised Employee Benefits.

These standards become mandatory for AB InBev’s 2013 consolidated financial statements. AB InBev is in the process of evaluating the impact of these new standards. It is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2011, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2010.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2010.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Volume	64	65	56	56	16	16	15	16	13	13	26	23	3	3	193	192

Revenue	7 706	7 662	5 343	4 544	1 215	980	1 996	1 976	843	749	1 067	825	786	764	18 955	17 501

Cost of sales	(3 419)	(3 535)	(1 795)	(1 493)	(476)	(384)	(854)	(922)	(471)	(412)	(609)	(468)	(608)	(616)	(8 231)	(7 830)
Distribution expenses	(399)	(387)	(636)	(506)	(104)	(79)	(213)	(200)	(116)	(87)	(84)	(62)	(69)	(53)	(1 620)	(1 375)
Sales and marketing expenses	(834)	(774)	(635)	(575)	(131)	(107)	(386)	(367)	(206)	(169)	(256)	(222)	(92)	(86)	(2 540)	(2 300)
Administrative expenses	(268)	(285)	(239)	(267)	(39)	(32)	(151)	(147)	(50)	(50)	(97)	(69)	(145)	(144)	(990)	(994)
Other operating income/(expenses)	19	27	181	118	(4)	(3)	12	25	—	2	9	11	22	28	239	208
Normalized profit from operations (EBIT)	2 805	2 709	2 219	1 820	461	375	404	365	—	31	30	16	(105)	(106)	5 813	5 210

Non-recurring items (refer Note 7)	(44)	(173)	—	(1)	(3)	(6)	(103)	(43)	—	—	(2)	—	48	41	(104)	(182)
Profit from operations (EBIT)	2 761	2 536	2 219	1 819	458	369	301	322	—	31	28	16	(58)	(65)	5 709	5 028

Net finance cost	(288)	(261)	8	(113)	(9)	(28)	(175)	(152)	(44)	(13)	5	7	(1 286)	(1 531)	(1 789)	(2 091)
Share of result of associates	261	232	—	—	—	—	1	1	—	—	—	—	—	—	262	233
Profit before tax	2 734	2 507	2 227	1 706	449	341	127	171	(44)	18	33	23	(1 344)	(1 596)	4 182	3 170

Income tax expense	(868)	(794)	(246)	(278)	(125)	(105)	11	(26)	12	(11)	(13)	3	433	386	(796)	(825)

Profit	1 866	1 713	1 981	1 428	325	236	137	145	(32)	7	20	26	(911)	(1 210)	3 386	2 345

Normalized EBITDA	3 233	3 155	2 556	2 075	545	451	588	539	99	129	151	114	(17)	(23)	7 155	6 440
Non-recurring items (including impairment)	(44)	(173)	—	(1)	(3)	(6)	(103)	(43)	—	—	(2)	—	48	41	(104)	(182)
Depreciation, amortization and impairment	(429)	(446)	(337)	(255)	(84)	(76)	(184)	(174)	(99)	(98)	(121)	(98)	(88)	(83)	(1 342)	(1 230)
Net finance cost	(288)	(261)	8	(113)	(9)	(28)	(175)	(152)	(44)	(13)	5	7	(1 286)	(1 531)	(1 789)	(2 091)
Share of results of associates	261	232	—	—	—	—	1	1	—	—	—	—	—	—	262	233
Income tax expense	(868)	(794)	(246)	(278)	(125)	(105)	11	(26)	12	(11)	(13)	3	433	386	(796)	(825)

Profit	1 866	1 713	1 981	1 428	325	236	137	145	(32)	7	20	26	(911)	(1 210)	3 386	2 345

Normalized EBITDA margin in %	42.0%	41.2%	47.8%	45.7%	44.9%	46.1%	29.5%	27.3%	11.7%	17.2%	14.2%	13.8%	—	—	37.7%	36.8%

Segment assets	72 734	72 412	19 469	17 767	3 746	3 564	6 234	5 436	2 517	2 387	4 279	3 749	4 039	3 608	113 018	108 923
Intersegment elimination															(2 961)	(1 638)
Non-segmented assets															6 994	7 057

Total assets															117 051	114 342

Segment liabilities	5 902	5 737	5 335	4 619	653	685	3 419	2 593	772	609	1 773	1 403	3 466	3 712	21 320	19 358
Intersegment elimination															(2 961)	(1 638)
Non-segmented liabilities															98 692	96 622

Total liabilities															117 051	114 342

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions and disposals on the Statement of financial position and cash flows of AB InBev for 30 June 2011 and 2010:

Million US dollar	2011 Acquisitions	2010 Acquisitions	2011 Disposals	2010 Disposals
Non-current assets
Property, plant and equipment	87	—	—	—
Intangible assets	101	—	—	—
Deferred tax assets	7	—	—	—

Current assets
Inventories	9	—	—	—
Trade and other receivables	5	—	—	—
Cash and cash equivalents	46	—	—	—

Non-current liabilities
Trade and other payables	(33)	—	—	—
Deferred tax liabilities	(15)	—	—	—

Current liabilities
Income tax payable	(2)	—	—	—
Trade and other payables	(28)	—	—	—

Net identifiable assets and liabilities	177	—	—	—

Goodwill on acquisition	144	—	—	—
Consideration to be paid	(18)	—	—	—
Net cash paid on prior years acquisitions	4	10	—	—
Net cash received from prior years disposals	—	—	—	(31)

Consideration paid/(received), satisfied in cash	307	10	—	(31)

Cash (acquired)/disposed of	(46)	—	—	—

Net cash outflow/(inflow)	261	10	—	(31)

ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hl in 2010.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

The acquired businesses contributed revenues of 20m US dollar to AB InBev from the acquisition date to 30 June 2011 and were neutral on profit level. If the acquisitions had occurred on 1 January 2011, the contribution to the consolidated revenue for the six-month period ended 30 June 2011 would have been 40m US dollar, with an immaterial impact on consolidated profit.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 30 June 2011 statement of financial position and detailed in the table above is based on the current best estimates of AB InBev’s management with input from third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transactions resulted in the provisional recognition of goodwill for an amount of 144m US dollar as at 30 June 2011. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for synergies. None of the goodwill is expected to be deductible for tax purposes. Acquisition-related costs amount to 3m US dollar and are included in the income statement– see Note 7 Non-recurring items.

During the first six months of 2011, AB InBev paid 4m US dollar to former Anheuser-Busch shareholders (10m US dollar in the first six months of 2010). By 30 June 2011, 28m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

DISPOSALS

No disposals occurred during the first six months of 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. The expected collection of the unsecured deferred payment from the sale of the asset resulted in a fair value adjustment as at 30 June 2011 and led to the recognition of a non-recurring gain of 45m US dollar – see Note 7 Non-recurring items. The deferred consideration was classified as a short-term loan granted as at 30 June 2011. The loan was collected in July 2011.

During the first six months of 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar at year-end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in a non-recurring gain of 50m US dollar – see Note 7 Non-recurring items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (244m US dollar).

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Restructuring (including impairment losses)	(156)	(181)
Business and asset disposal (including impairment losses)	55	(1)
Acquisition costs business combinations	(3)	—

Impact on profit from operations	(104)	(182)

Non-recurring net finance cost	(363)	(672)
Non-recurring taxes	122	135
Non-recurring non-controlling interest	1	12

Net impact on profit attributable to equity holders of AB InBev	(344)	(707)

The non-recurring restructuring charges (including impairment losses) for the six-months ended 30 June 2011 total (156)m US dollar. The charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt Plant in the United States.

55m US dollar business and asset disposal (including impairment losses) represents the adjustment of accruals and provisions relating to divestitures of previous years. 45m US dollar represents the fair value adjustment of the deferred consideration, related to the disposal of the Central European operations to CVC Capital Partners in 2009, in view of its cash settlement – see also Note 6 Acquisitions and disposals of subsidiaries. 10m US dollar covers a reversal of non-recurring impairment loss on current assets.

Acquisition costs of business combinations amount to (3)m US dollar per end of June 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 – see also Note 6 Acquisitions and disposals of subsidiaries.

The non-recurring restructuring charges (including impairment losses) for the six-months ended 30 June 2010 total (181)m US dollar. The charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe and the closure of the Hamilton Brewery in Canada.

Business and asset disposal (including impairment losses) for the six-months ended 30 June 2010 amounts to (1)m US dollar. The net impact of the gain on the settlement of the deferred collection related to the disposal of Oriental Brewery was 50m US dollar – see also Note 6 Acquisitions and disposals of subsidiaries. (46)m US dollar net realizable value adjustments were recognized on certain Anheuser-Busch non-core assets as the result of the review of the recoverability of these assets. These non-core assets were recognized as assets held for sale as at 30 June 2010. Finally (5)m US dollar related to adjustments of accruals and provisions related to divestitures of previous year.

The company also incurred non-recurring finance costs of (363)m US dollar for the six-months ended 30 June 2011 versus (672)m US dollar for the six-months ended 30 June 2010 – see also Note 8 Finance cost and income.

All the above amounts are before income taxes. The 2011 non-recurring items as at 30 June decreased income taxes by 122m US dollar, the non-recurring items as at 30 June 2010 decreased income taxes by 135m US dollar.

Non-controlling interest on the non-recurring items amounts to 1m US dollar for the six-month period ended 30 June 2011 versus 12m US dollar for the six-month period ended 30 June 2010.

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2011	2010[1]
Interest expense	(1 500)	(1 530)
Capitalization of borrowing costs	49	9
Accretion expense	(94)	(78)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(23)	(41)
Tax on financial transactions	(15)	(12)
Other financial costs, including bank fees	(55)	(49)

	(1 638)	(1 701)

Non-recurring finance costs	(363)	(672)

	(2 001)	(2 373)

For the six-month period ended 30 June 2011, finance costs, excluding non-recurring items, decreased by 63m US dollar from 30 June 2010 mainly driven by lower interest charges, increase of capitalization of borrowing costs and reduced losses on hedging instruments that are not part of a hedge accounting relationship.

Interest expense decreased by 30m US dollar from 30 June 2010. The decrease results from lower debt positions and the refinancing and repayments of the 2008 and 2010 senior facilities. See also Note 16 Interest-bearing loans and borrowings.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

As a result of the repayments and refinancing of the senior facilities in 2010 and 2011, AB InBev incurred negative mark-to-market adjustments resulting in hedging losses of 156m US dollar in 2011 (482m US dollar in 2010) on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar in 2011 (190m US dollar in 2010). Additionally, AB InBev incurred finance costs of 195m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%. These amounts have been recorded as non-recurring finance costs.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 18 Risks arising from financial instruments.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2011	2010[1]
Interest income	175	136
Net gains from hedge ineffectiveness	28	—
Net foreign exchange gains (net of the effect of the foreign exchange derivative instruments)	5	133
Other financial income	4	13

	212	282

The increase in the interest income is mainly explained by higher cash and cash equivalent positions and investments in Brazilian real government high liquid debt securities at AmBev level.

In 2010, AB InBev incurred 133m US dollar of net foreign exchange gains arising mainly from euro/US dollar currency fluctuations on intra-group transactions.

No interest income was recognized on impaired financial assets.

[1]	Reclassified to conform to the 2011 presentation.

9	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Current tax expense
Current year	(1 047)	(1 472)
Deferred tax (expense)/income	251	647

Total income tax expense in the income statement	(796)	(825)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Profit before tax	4 182	3 170
Deduct share of result of associates	262	233

Profit before tax and before share of result of associates	3 920	2 937

Adjustments on taxable basis
Expenses not deductible for tax purposes	189	102
Taxable intercompany dividends	72	—
Non-taxable financial and other income	(386)	(402)

	3 795	2 637

Aggregated weighted nominal tax rate	35.0%	36.1%

Tax at aggregated weighted nominal tax rate	(1 328)	(952)

Adjustments on tax expense
Utilization of tax losses not previously recognized	27	15
Recognition of deferred tax assets on previous years’ tax losses	64	6
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(46)	(22)
(Underprovided)/overprovided in prior years	40	25
Tax savings from tax credits and special tax status	535	225
Change in tax rate	—	1
Withholding taxes	(75)	(63)
Other tax adjustments	(13)	(60)

	(796)	(825)

Effective tax rate	20.3%	28.1%

The total income tax expense amounts to 796m US dollar compared to 825m US dollar for the six-month periods ended 30 June 2011 and 2010, respectively. The effective tax rate decreased from 28.1% to 20.3% for the six-month periods ended 30 June 2010 and 2011 respectively, mainly resulting from changes of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the 2010 effective tax rate was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing of the 2008 senior facilities.

The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Normalized effective tax rate for the six-month period ended 30 June 2011 is 20.9% (versus 25.3% for the six-month period ended 30 June 2010). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2011					31 December 2010
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 655	18 055	3 270	1 316	30 296	29 290
Effect of movements in foreign exchange	238	726	187	95	1 246	(249)
Effect of hyperinflation	—	—	—	—	—	56
Acquisitions	18	184	60	1 246	1 508	2 172
Acquisitions through business combinations	26	59	2	—	87	1
Disposals	(9)	(187)	(63)	—	(259)	(618)
Disposals through the sale of subsidiaries	—	—	—	—	—	(340)
Transfer to other asset categories	67	354	82	(639)	(136)	(22)
Other movements	—	10	—	7	17	6

Balance at end of the period	7 995	19 201	3 538	2 025	32 759	30 296

Depreciation and impairment losses
Balance at end of previous year	(2 289)	(9 711)	(2 403)	—	(14 403)	(12 829)
Effect of movements in foreign exchange	(126)	(502)	(147)	—	(775)	266
Effect of hyperinflation	—	—	—	—	—	(44)
Disposals	3	173	58	—	234	499
Disposals through the sale of subsidiaries	—	—	—	—	—	272
Depreciation	(166)	(847)	(179)	—	(1 192)	(2 355)
Impairment losses	(16)	(38)	—	—	(54)	(184)
Transfer to other asset categories	18	28	2	—	48	(34)
Other movements	—	(2)	—	—	(2)	6

Balance at end of the period	(2 576)	(10 899)	(2 669)	—	(16 144)	(14 403)

Carrying amount
at 31 December 2010	5 366	8 344	867	1 316	15 893	15 893
at 30 June 2011	5 419	8 302	869	2 025	16 615	—

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2011 of leased land and buildings was 160m US dollar (31 December 2010: 164m US dollar) and of leased plant and equipment 17m US dollar (31 December 2010: 18m US dollar).

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 160m US dollar.

In the first six months of 2011, there were no significant changes in contractual commitments to purchase property, plant and equipment compared to 31 December 2010.

11.	GOODWILL

Million US dollar	30 June 2011	31 December 2010
Acquisition cost
Balance at end of previous year	52 505	52 132
Effect of movements in foreign exchange	1 136	386
Purchases of non-controlling interest	—	(13)
Acquisitions through business combinations	144	—

Balance at end of the period	53 785	52 505

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)

Carrying amount
at 31 December 2010	52 498	52 498
at 30 June 2011	53 778	—

Goodwill increased from 52 498m US dollar per end of December 2010 to 53 778m US dollar per end of June 2011.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2011 amounts to 1 136m US dollar.

The business combinations that took place in the first six months of 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United Stated on 01 May 2011. These business combinations resulted in provisional goodwill recognition per end of June 2011 of 144m US dollar – see also Note 6 Acquisitions and disposals of subsidiaries.

2010 movements represent a 386m US dollar effect of movements in foreign currency exchange rates, and a subsequent fair value adjustment of (13)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12.	INTANGIBLE ASSETS

	30 June 2011					31 December 2010
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 650	1 786	848	169	24 453	24 067
Effect of movements in foreign exchange	31	45	48	7	131	(58)
Acquisitions through business combinations	18	71	—	12	101	15
Acquisitions and expenditures	—	117	9	20	146	428
Disposals	—	(59)	—	—	(59)	(29)
Transfer to/from other asset categories	—	13	26	54	93	30

Balance at end of period	21 699	1 973	931	262	24 865	24 453

Amortization and impairment losses
Balance at end of previous year	—	(475)	(583)	(36)	(1 094)	(902)
Effect of movements in foreign exchange	—	(24)	(35)	(2)	(61)	30
Amortization	—	(66)	(65)	(3)	(134)	(248)
Disposals	—	58	1	—	59	25
Impairment losses	—	—	—	—	—	(2)
Transfer to other asset categories	—	(2)	—	1	(1)	3

Balance at end of period	—	(509)	(682)	(40)	(1 231)	(1 094)

Carrying value
at 31 December 2010	21 650	1 311	265	133	23 359	23 359
at 30 June 2011	21 699	1 464	249	222	23 634	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

13.	INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2011	31 December 2010
Balance at end of previous year	7 295	6 744
Effect of movements in foreign exchange	396	420
Disposals	—	(12)
Share of results of associates	262	521
Dividends	(402)	(378)
Other movements	2	—

Balance at end of period	7 553	7 295

AB InBev holds a 35.3% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

On 20 April 2011, AB InBev received a dividend of 4.73 billion Mexican peso (400m US dollar) from its participation in Grupo Modelo.

14.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2011	31 December 2010
Short term bank deposits	2 904	3 099
Cash and bank accounts	1 561	1 412

Cash and cash equivalents	4 465	4 511

Bank overdrafts	(36)	(14)

	4 429	4 497

As of 30 June 2011, cash and cash equivalents include restricted cash of 28m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

INVESTMENTS IN DEBT SECURITIES

As of 30 June 2011 investments in debt securities of 362m US dollar (641m US dollar as of 31 December 2010) are mainly due to investments in Brazilian real denominated debt securities entered into in order to facilitate liquidity and capital preservation. These investments are of highly liquid nature.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2011:

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	1 733	1 605
Changes during the year	—	—

	1 733	1 605

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	588	12.1
Changes during the year	(26)	(0.7)

	562	11.4

As at 30 June 2011, the total issued capital of 1 733m US dollar is represented by 1 605 628 889 shares without par value, of which 400 070 247 registered shares, 5 023 254 bearer shares and 1 200 535 388 dematerialized shares. For a total amount of capital of 4m US dollar (3m euro), there are still 3 442 241 of subscription rights outstanding corresponding with a maximum of 3 442 241 shares to be issued. The total of authorized, un-issued capital amounts to 53m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

As of 2010 and in compliance with IAS 27, the acquisition of additional shares in a subsidiary after control was obtained has to be accounted for as an equity transaction with owners.

In the first half of 2011, no material purchases of non-controlling interest occurred.

DIVIDENDS

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to equity holders of AB InBev of 2 414m US dollar (30 June 2010: 1 624m US dollar) and a weighted average number of ordinary shares outstanding per end of the period, calculated as follows:

Million shares	2011	2010
Issued ordinary shares at 1 January, net of treasury shares	1 593	1 591
Effect of shares issued/share buyback programs	1	—

Weighted average number of ordinary shares at 30 June	1 594	1 591

The calculation of diluted earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to equity holders of AB InBev of 2 414m US dollar (30 June 2010: 1 624m US dollar) and a weighted average number of ordinary shares (diluted) outstanding per end of the period, calculated as follows:

Million shares	2011	2010
Weighted average number of ordinary shares at 30 June	1 594	1 591
Effect of share options and warrants	19	17

Weighted average number of ordinary shares (diluted) at 30 June	1 613	1 608

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2011	2010
Profit before non-recurring items, attributable to equity holders of AB InBev	2 758	2 331
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(51)	(87)
Non-recurring net finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(293)	(620)

Profit attributable to equity holders of AB InBev	2 414	1 624

The table below sets out the EPS calculation:

Million US dollar	2011	2010
Profit attributable to equity holders of AB InBev	2 414	1 624
Weighted average number of ordinary shares	1 594	1 591
Basic EPS	1.51	1.02

Profit before non-recurring items, attributable to equity holders of AB InBev	2 758	2 331
Weighted average number of ordinary shares	1 594	1 591
EPS before non-recurring items	1.73	1.46

Profit attributable to equity holders of AB InBev	2 414	1 624
Weighted average number of ordinary shares (diluted)	1 613	1 608
Diluted EPS	1.50	1.01

Profit before non-recurring items, attributable to equity holders of AB InBev	2 758	2 331
Weighted average number of ordinary shares (diluted)	1 613	1 608
Diluted EPS before non-recurring items	1.71	1.45

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 12.2m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2011.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk, refer to Note 18 – Risks arising from financial instruments.

NON-CURRENT LIABILITIES

Million US dollar	30 June 2011	31 December 2010
Secured bank loans	100	105
Unsecured bank loans	7 186	9 141
Unsecured bond issues	34 293	32 562
Secured other loans	6	6
Unsecured other loans	77	72
Finance lease liabilities	124	75

	41 786	41 961

CURRENT LIABILITIES

Million US dollar	30 June 2011	31 December 2010[1]
Secured bank loans	53	32
Commercial papers	1 869	1 002
Unsecured bank loans	640	896
Unsecured bond issues	976	777
Unsecured other loans	101	172
Finance lease liabilities	5	40

	3 644	2 919

The current and non-current interest-bearing loans and borrowings amount to 45.4 billion US dollar as of 30 June 2011, compared to 44.9 billion US dollar as of 31 December 2010.

During 2009 and 2010, AB InBev fully refinanced and repaid its obligations under the 45 billion US dollar senior facilities entered into to finance the acquisition of Anheuser-Busch by using cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and proceeds of a new long-term bank financing consisting of a 13.0 billion US dollar senior credit facilities agreement (“2010 senior facilities”). The 2010 senior facilities comprise a 5.0 billion US dollar term loan maturing in 2013 and a 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015 bearing interest at a floating rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus 0.925% and 0.775%, respectively.

As of 31 December 2010, the outstanding balance of the 2010 senior facilities amounted to 4.4 billion US dollar.

During 2011, AB InBev continued to refinance and repay its obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of the following capital market offering:

•

On 27 January 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.65 billion US dollar, consisting of 0.5 billion USD aggregate principal amount of fixed rate notes due 2016 and 0.5 billion USD aggregate principal amount of fixed rate notes due 2021 bearing interest at a rate of 2.875% and 4.375% respectively and a note consisting of 0.65 billion USD aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.55%;

•	On 2 June 2011, AB InBev issued a series of fixed rate notes in an aggregate principal amount of 750m euro due June 2021 bearing interest at a rate of 4.0%.

As of 30 June 2011, the outstanding balance of the 2010 senior facilities amounted to 2.6 billion US dollar. The interest rate on 1.6 billion US dollar of the outstanding 2010 senior facilities has effectively been fixed through a series of hedge arrangements. For further information, please refer to Note 18 – Risks arising from financial instruments.

As of 30 June 2011, commercial papers amount to 1.9 billion US dollar and include programs in US dollar and euro with a total authorized issuance up to 3 billion US dollar and 1 billion euro, respectively.

Additionally, effective 20 June 2011, AB InBev exercised its option to early redeem a series of notes in an aggregate principal amount of 1.25 billion US dollar maturing in January 2014 and bearing interest at a rate of 7.20%.

Furthermore, during the six-month period ended 30 June 2011 AB InBev completed an exchange offer for up to 8.0 billion US dollar of outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before AB InBev became an SEC registrant. The exchange offer closed on 14 March 2011.

[1]	Reclassified to conform to the 2011 presentation.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2011

Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	153	53	28	29	22	21
Commercial papers	1 869	1 869	—	—	—	—
Unsecured bank loans	7 826	640	3 850	206	3 116	14
Unsecured bond issues	35 269	976	6 434	3 339	5 903	18 617
Secured other loans	6	—	6	—	—	—
Unsecured other loans	178	101	6	7	8	56
Finance lease liabilities	129	5	4	1	4	115

	45 430	3 644	10 328	3 582	9 053	18 823

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 20101

Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	137	32	58	29	12	6
Commercial papers	1 002	1 002	—	—	—	—
Unsecured bank loans	10 037	896	3 993	4 611	525	12
Unsecured bond issues	33 339	777	3 878	3 311	7 912	17 461
Secured other loans	6	—	—	6	—	—
Unsecured other loans	244	171	13	14	23	23
Finance lease liabilities	115	40	5	1	2	67

	44 880	2 918	7 947	7 972	8 474	17 569

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 40 142m US dollar as of 30 June 2011, from 39 704m US dollar as of 31 December 2010. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and AmBev (2 237m US dollar), the payment of interests and taxes (2 162m US dollar) and the impact of changes in foreign exchange rates (908m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2011	31 December 2010
Non-current interest-bearing loans and borrowings	41 786	41 961
Current interest-bearing loans and borrowings	3 644	2 919

	45 430	44 880

Bank overdrafts	36	14
Cash and cash equivalents	(4 465)	(4 511)
Interest-bearing loans granted (included within Trade and other receivables)	(496)	(38)
Debt securities (included within Investment securities)	(363)	(641)

Net debt	40 142	39 704

The increase of interest-bearing loans granted in 2011 is mainly related to the classification of the expected collection of the unsecured deferred payment from the sale of the Central European operations to CVC Capital Partners to a short-term loan granted. This loan was collected in July 2011. Please refer to Note 6 – Acquisitions and disposals of subsidiaries.

17.	SHARE-BASED PAYMENTS[2]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan, established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 97m US dollar for the six-months ended June 2011 (including the variable compensation expense settled in shares), as compared to 71m US dollar for the six-months ended June 2010.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees

[1]	Reclassified to conform to the 2011 presentation.
[2]	Amounts have been converted to US dollar at the average rate of the period.

will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each participant’s bonus. The matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2010 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 63.1m US dollar, and cliff vest after five years. During 2010, AB InBev issued 0.8m of matching restricted stock units with an estimated fair value of approximately 38.7m US dollar, in relation to the second half 2009 bonus.

The matching options granted under the old Share-Based Compensation Plan applicable since 2006 till 2010 vest after a five-year vesting period and have a life of ten years. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted.

LTI Warrant Plan

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2011, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2013, one third on 1 January 2014 and one third on 1 January 2015) and represent a fair value of approximately 3.0m US dollar.

Long-term Incentive Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2010 AB InBev issued 4.0m LTI stock options with an estimated fair value of 64.8m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.8m options to AB InBev shares. In December 2009 AB InBev issued 1.6m LTI stock options with an estimated fair value of 22.5m US dollar.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2010, 0.1m restricted stock units with an estimated fair value of 6.6m US dollar were granted under this program to a selected number of employees. In 2011 there were no grants under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2010 0.3m restricted stock units with an estimated fair value of 18.3m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2010 and 2011, there were no grants under this program.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 410.9m US dollar. One half of the stock options granted in November 2008 have a life of ten years as from grant date and vest on 1 January 2014; the other half have a life of 15 years as from grant date and vest on 1 January 2019. The stock options granted in April 2009 have a life of ten years as from grant date and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar cost was reported in the second half of 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2. In 2010 and in the first half of 2011, similar options exchange programs were executed whereby 0.3m unvested options were exchanged against 0.2m restricted shares in 2010 and 0.1m unvested options were exchanged against 0.1m restricted shares in 2011. These restricted shares will remain locked-up until 31 December 2018. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options in 2009 and 0.2m options in 2010 representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 57.4m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3.0m options with an estimated fair value of 41.9m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 3.1m US dollar and is expensed over the five year service period.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2011 grants of awards described above are as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]	30 June 2011	2010	2009
Fair value of options and warrants granted	14.08	14.59	13.99
Share price	63.11	51.71	29.03
Exercise price	59.14	51.61	21.62
Expected volatility	25%	26%	32%
Expected dividends	2.50%	2.35%	0.85%
Risk-free interest rate	2.78%	3.29%	3.49%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 611 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

	Six months ended	Year ended 31 December
Million options and warrants	30 June 2011	2010	2009
Options and warrants outstanding at 1 January	56.1	50.8	8.8
Options and warrants issued during the period	0.2	9.8	50.3
Options and warrants exercised during the period	(0.8)	(1.8)	(6.6)
Options and warrants forfeited during the period	(1.0)	(2.7)	(1.7)

Options and warrants outstanding at end of period	54.5	56.1	50.8

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (14.92 US dollar) and 58.31 euro (84.28 US dollar) while the weighted average remaining contractual life is 8.59 years.

Of the 54.5m outstanding options and warrants 5.4m are vested at 30 June 2011.

The weighted average exercise price of the AB InBev options and warrants is as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar[1]	30 June 2011	2010	2009
Options and warrants outstanding at 1 January	29.88	27.37	34.42
Granted during the period	59.14	51.86	24.78
Forfeited during the period	27.28	27.76	27.48
Exercised during the period	29.52	25.81	18.94
Outstanding at the end of the period	31.15	29.88	27.37
Exercisable at the end of the period	34.90	30.71	31.16

For share options and warrants exercised during 2011 the weighted average share price at the date of exercise was 41.06 euro (59.34 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

	Six months ended	Year ended 31 December
Million restricted stock units	30 June 2011	2010	2009
Restricted stock units outstanding at 1 January	1.2	—	—
Restricted stock units issued during the period	1.1	1.2	—
Restricted stock units exercised during the period	—	—	—
Restricted stock units forfeited during the period	—	—	—

Restricted stock units outstanding at end of period	2.3	1.2	—

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, AmBev issued, in March 2011, 1.4m restricted stock units with an estimated fair value of 38.7m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in AmBev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2011, there were no grants under this program.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 2.0m options in 2011 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2011 AmBev grants are as follows:

	Six months ended		Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]	30 June 2011		2010	2009[2]
Fair value of options granted	14.77		11.24	10.40
Share price	29.23		24.09	15.39
Exercise price	14.50		24.57	14.94
Expected volatility	35%		28%	45%
Expected dividends	5.00%		2.57%	0.00%
Risk-free interest rate	3.3%-12.22%	[3]	12.24%	12.64%

The total number of outstanding AmBev options developed as follows:

	Six months ended	Year ended 31 December
Million options	30 June 2011	2010	2009[2]
Options outstanding at 1 January	26.3	20.6	14.1
Options issued during the period	2.0	6.6	8.2
Options exercised during the period	(0.8)	(0.5)	(0.6)
Options forfeited during the period	(0.4)	(0.4)	(1.1)

Options outstanding at end of period	27.1	26.3	20.6

Following the decision of the General Meeting of Shareholders of 17 December 2010, each common and preferred share issued by AmBev was split into 5 shares, without any modification to the amount of the capital stock of AmBev. As a consequence of the split of the AmBev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 11.00 Brazilian real (7.05 US dollar) and 50.56 Brazilian real (32.39 US dollar) while the weighted average remaining contractual life is 8.91 years.

Of the 27.1m outstanding options 3.5m options are vested at 30 June 2011.

The weighted average exercise price of the AmBev options is as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar[1]	30 June 2011	2010	2009[2]
Options outstanding at 1 January	15.83	12.46	11.20
Granted during the period	29.29	24.57	14.03
Forfeited during the period	13.75	11.59	11.35
Exercised during the period	7.83	7.17	6.59
Outstanding at the end of the period	16.55	14.83	11.92
Exercisable at the end of the period	8.71	7.00	6.56

For share options exercised during 2011 the weighted average share price at the date of exercise was 50.82 Brazilian real (32.55 US dollar).

The total number of outstanding AmBev restricted stock units developed as follows:

	Six months ended	Year ended 31 December
Million restricted stock units	30 June 2011	2010	2009
Restricted stock units outstanding at 1 January	0.2	—	—
Restricted stock units issued during the period	1.4	0.2	—
Restricted stock units exercised during the period	—	—	—
Restricted stock units forfeited during the period	—	—	—

Restricted stock units outstanding at end of period	1.6	0.2	—

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the AmBev share split of 17 December 2010.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options respectively.

During the fourth quarter of 2010, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 0.3m AB InBev shares (2009: 2.1m – 2008: 0.9m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar (2009: 11m US dollar – 2008: 11m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. In 2009, 20m US dollar of cost was reported related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk.

Some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, equity swaps, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2010 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2011 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2011					31 December 2010
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	4 332	41	1 000	—	—	2 206	952	—	—	—
Foreign currency futures	3 166	—	5	—	—	2 587	18	—	—	—

Interest rate
Interest rate swaps	69 274	2 228	13 190	350	192	216	70 196	6 153	4 750	180
Cross currency interest rate swaps	529	1 688	1 328	1 030	1 589	1 264	982	1 349	1 536	1 536
Interest rate futures	891	3 184	270	—	72	117	464	600	121	113

Commodities
Aluminum swaps	1 349	591	—	—	—	1 048	53	—	—	—
Other commodity derivatives	753	113	—	—	—	406	48	—	—	—

Equity
Equity derivatives	622	232	—	—	—	378	412	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 16 Interest-bearing loans and borrowings. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 30 June 2011, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps covering the interest exposure on the outstanding balance drawn in US dollar of the 2010 senior facilities for a total notional amount of 1.6 billion US dollar. The interest rate had been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 at a weighted average rate of 2.85% per annum (plus applicable spreads) for the period 2012 to 2013.

EQUITY PRICE RISK

During 2010, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2011
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(153)	(167)	(57)	(31)	(31)	(25)	(23)
Commercial papers	(1 869)	(1 875)	(1 875)	—	—	—	—
Unsecured bank loans	(7 826)	(8 360)	(802)	(3 971)	(309)	(3 265)	(13)
Unsecured bond issues	(35 269)	(56 153)	(3 074)	(8 494)	(5 104)	(8 817)	(30 664)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(178)	(216)	(104)	(8)	(11)	(9)	(84)
Finance lease liabilities	(129)	(267)	(16)	(14)	(11)	(23)	(203)
Bank overdraft	(36)	(36)	(36)	—	—	—	—
Trade & other payables	(12 065)	(12 239)	(11 039)	(144)	(152)	(244)	(660)

	(57 531)	(79 319)	(17 004)	(12 667)	(5 618)	(12 383)	(31 647)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 172)	(1 179)	(945)	(129)	(115)	(5)	15
Foreign exchange derivatives	125	126	111	—	15	—	—
Cross currency interest rate swaps	(424)	(527)	(215)	(146)	(64)	(19)	(83)
Commodity derivatives	51	51	64	(13)	—	—	—
Equity derivatives	19	19	34	(15)	—	—	—

	(1 401)	(1 510)	(951)	(303)	(164)	(24)	(68)

Of which: directly related to cash flow hedges	(5)	(4)	65	(47)	(22)	—	—

	31 December 2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(137)	(169)	(40)	(66)	(36)	(19)	(8)
Commercial papers	(1 002)	(1 078)	(1 078)	—	—	—	—
Unsecured bank loans	(10 037)	(10 635)	(1 041)	(4 206)	(4 744)	(634)	(10)
Unsecured bond issues	(33 339)	(54 605)	(2 927)	(5 967)	(5 125)	(10 956)	(29 630)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(244)	(288)	(180)	(16)	(15)	(25)	(52)
Finance lease liabilities	(115)	(199)	(48)	(12)	(7)	(14)	(118)
Bank overdraft	(14)	(14)	(14)	—	—	—	—
Trade & other payables	(11 416)	(11 418)	(10 341)	(768)	(84)	(140)	(85)

	(56 310)	(78 413)	(15 670)	(11 036)	(10 016)	(11 788)	(29 903)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 658)	(1 661)	(984)	(546)	(108)	(42)	19
Foreign exchange derivatives	260	242	133	109	—	—	—
Cross currency interest rate swaps	(212)	(293)	(139)	(161)	(150)	140	17
Commodity derivatives	234	236	221	15	—	—	—
Equity derivatives	74	76	46	30	—	—	—

	(1 302)	(1 400)	(723)	(553)	(258)	98	36

Of which: directly related to cash flow hedges	120	111	193	(12)	(37)	(33)	—

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Foreign currency
Forward exchange contracts	210	345	(94)	(76)	116	269
Foreign currency futures	13	5	(4)	(14)	9	(9)

Interest rate
Interest rate swaps	496	585	(1 669)	(2 242)	(1 173)	(1 657)
Cross currency interest rate swaps	355	370	(779)	(582)	(424)	(212)
Interest rate futures	1	—	—	(1)	1	(1)

Commodities
Aluminum swaps	72	126	(29)	(7)	43	119
Sugar futures	27	78	—	—	27	78
Wheat futures	11	17	(56)	(7)	(45)	10
Other commodity derivatives	37	40	(11)	(13)	26	27

Equity
Equity derivatives	40	78	(21)	(4)	19	74

	1 262	1 644	(2 663)	(2 946)	(1 401)	(1 302)

During the six-month period ended 30 June 2011, the net mark-to-market balance for interest rate swaps decreased by 484m US dollar, mainly driven by payment of interests and the unwind effect of hedging instruments not part of a hedge relationship.

As of 30 June 2011, the net mark-to-market liability of 1 173m US dollar for interest rate swaps includes 878m US dollar of hedging losses that have been recorded as non-recurring items in the income statement in 2009, 2010 and 2011 as a result of repayment and refinancing of the 2008 and 2010 senior facilities and that have not been settled by 30 June 2011.

19.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 30 June 2011, AB InBev’s material tax proceedings mainly related to AmBev and its subsidiaries with a total estimated possible risk of loss of 6.5 billion Brazilian real (4.2 billion US dollar). As of 31 December 2010, the total estimated possible risk of loss amounted to 6.1 billion Brazilian real (3.7 billion US dollar).

Approximately 4.0 billion Brazilian real (2.6 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.1 billion Brazilian real (1.3 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2010, the amounts related to income tax and social contributions and to value added and excise taxes were 3.8 billion Brazilian real (2.3 billion US dollar) and 2.0 billion Brazilian real (1.2 billion US dollar), respectively.

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.1 billion Brazilian real (2.0 billion US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case.

AmBev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. AmBev estimates the total exposures of possible losses in relation to these assessments to be approximately of 388m Brazilian real (248m US dollar), as of 30 June 2011.

WARRANTS

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. AmBev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 212m Brazilian real (127m US dollar) in addition to legal fees. AmBev disputes these claims and intends to continue to vigorously defend its case.

SUIT AGAINST BRAZILIAN BEER INDUSTRY

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office claims collective damages of approximately 2.8 billion Brazilian real (1.68 billion US dollar), out of which 2.1 billion Brazilian real (1.26 billion US dollar) is allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol

[1]	Amounts have been converted to US dollar at the closing rate of the related period.

and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.68 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev is vigorously defending this litigation.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (212m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants Motion to dismiss plaintiffs claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. A hearing of plaintiffs’ appeal before the Eighth Circuit Court of Appeals occurred on 14 April 2010. On 27 October 2010 plaintiffs’ appeal was denied. Plaintiffs’ subsequent Motions for Rehearing were denied on 3 December 2010. As of 30 June 2011 there were no remaining appeals of these claims.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals on 9 August 2010, which is currently pending. AB InBev will continue to vigorously defend against the appeal.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). The Company intends to vigorously defend against the lawsuit.

20.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country. Finally, key management personnel are eligible for the company’s share option, restricted stock and/or share swap program (refer Note 17 Share-based payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2011		2010
For the six-month period ended 30 June Million US dollar	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	12	2	19
Post-employment benefits	—	1	—	—
Share-based payments	2	27	2	23

	4	40	4	42

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. The mandate of Mr. Busch IV as a director of AB InBev expired in April 2011.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows (for the six-month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2011	2010
Non-current assets	115	113
Current assets	76	69
Non-current liabilities	102	99
Current liabilities	219	217
Result from operations	6	5
Profit attributable to equity holders of AB InBev	1	1

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows (for the six-month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2011	2010
Gross profit	(15)	17
Current assets	12	8
Current liabilities	10	11

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 4m US dollar other income from pension plans in US and 3m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITES

AB InBev’s transactions with government-related entities mainly comprise 2m US dollar of current assets with local government in China.

21.	EVENTS AFTER THE BALANCE SHEET DATE

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

Effective 25 July 2011, AB InBev amended the terms of the 13 billion US dollar February 2010 credit agreement. The amendment provides an extension of the 8 billion US dollar 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, AB InBev has fully prepaid and terminated the 5 billion US dollar 3-year term facility maturing in April 2013.

5.	Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the number of outstanding ordinary shares at year-end, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.